Exhibit (a)(1)(D)

February 2, 2006

Dear Serena Option Holder:

As you may know, on November 11, 2005, Serena Software, Inc. (“Serena,” “we,” or “our”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with Spyglass Merger Corp., (“Spyglass”) pursuant to which Spyglass will merge with and into Serena (the “Merger”), with Serena continuing as the surviving corporation.

In connection with the Merger, Serena is offering to purchase your Serena options that were granted under our Amended and Restated 1997 Stock Option and Incentive Plan (but excluding any options granted pursuant to this plan that are exercisable for outstanding shares of Serena common stock held by The Merant Employee Benefit Trust 1994 or The Merant Employee Benefit Trust 2003), the Intersolv Inc. 1992 Stock Option Plan, or the Intersolv Inc. 1997 Employee Stock Option Plan and that remain outstanding on the expiration date of this offer (the “Eligible Options”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase from Eligible Employees all Outstanding Eligible Options to Purchase Common Stock for Cash and the election form and other documents that accompany this letter (the “Offering Documents”). In this letter, we refer to the offer to purchase your Eligible Options as the “Option Purchase Program.”

Pursuant to the Option Purchase Program, Eligible Options that you elect to tender will be canceled at the effective time of the Merger in exchange for an amount in cash equal to the greater of the following, less any applicable tax withholdings: (A) the aggregate “spread value” of all your Eligible Options, with the spread value for each Eligible Option being equal to the product of (x) the excess, if any, of U.S. $24.00 per share over the per share exercise price of such Eligible Option multiplied by (y) the number of shares of Serena common stock issuable upon exercise of such Eligible Option, or (B) U.S. $500.00. If you elect to participate in the Option Purchase Program, in no event will you receive less than U.S. $500.00 in exchange for the cancellation of all of your tendered Eligible Options, less any applicable tax withholdings.

If you choose to tender any of your Eligible Options in this offer, you must agree to tender all Eligible Options that you hold. Partial tenders pursuant to this offer will not be accepted. If you are an Eligible Employee and you do not tender all of your Eligible Options, you will continue to hold all of your Eligible Options after completion of the Merger, in each case subject to the current terms and conditions of those options, including the adjustments to those options that would result from the completion of the Merger and the related financing transactions described in the Option Purchase Program. As a result of these adjustments, the aggregate economic value of many of the Eligible Options may be significantly lower than before the merger and some of the Eligible Options that prior to the Merger are “in the money,” based on the $24.00 per share consideration payable in connection with the Merger, may no longer be “in the money” after the adjustments, based on the value of the equity financing being provided in connection with the Merger. In addition, after the Merger, our common stock will no longer be quoted on The NASDAQ National Market and will be deregistered under the Securities Exchange Act of 1934. Accordingly, if you were to exercise your Eligible Options after the Merger, you would receive shares of Serena common stock that would be difficult to sell.

Please note that if you hold options to acquire Serena common stock that are not Eligible Options, you will receive additional information from Serena prior to the Merger regarding the treatment of those options in connection with the Merger. Options issued pursuant to the following Serena plans are not Eligible Options: the 1996 Micro Focus Share Option Plan, the 1998 Merant Share Option Plan, the Merant 1998 Inland Revenue Approved Share Option Scheme and our Amended and Restated 1997 Stock Option and Incentive Plan (but solely with respect to options granted pursuant to our Amended and Restated 1997 Stock Option and Incentive Plan that are exercisable for outstanding shares of Serena common stock held by The Merant Employee Benefit Trust 1994 or The Merant Employee Benefit Trust 2003).

The Option Purchase Program is subject to the completion of the Merger described in the preliminary proxy statement available online at www.sec.gov. If the Merger is not completed, any elections made under the Option Purchase Program will be deemed ineffective and all Eligible Options will remain outstanding subject to their existing terms.

This letter, together with any other document relating to the Option Purchase Program, is personal to the intended recipient and may not be distributed to any other person.

You should read all of the materials relating to the Option Purchase Program carefully before deciding whether to participate, and should call Helen Dowling in Stock Administration at (650) 522-6606 with any questions.

Sincerely,

Bob Pender

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